UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

November 6, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
57,123,163 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
57,123,163 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,123,163 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.33% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•
6,057,717 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 5,705,260 Shares and 352,457 Shares issuable upon (i) the conversion of 2,034 shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Shares”) pursuant to the Series A Preferred Shares Certificate of Designations, dated August 9, 2018 (the “Series A Certificate of Designations”) and (ii) the exercise of 28,724 warrants, pursuant to the Warrant Agreement, by and between the Issuer and YGA, dated August 9, 2018 (the “Series A Warrant Agreement” and such warrants, the “Series A Warrants”);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
12,200,184 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,923 Shares and 448,261 Shares issuable upon (i) conversion of 3,088 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 36,528 Series A Warrants pursuant to the Series A Warrant Agreement;

•
13,110,400 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 482,052 Shares issuable upon (i) conversion of 2,781 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 39,252 Series A Warrants pursuant to the Series A Warrant Agreement;

•
2,619,097 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 96,374 Shares issuable upon (i) conversion of 664 Series A Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 7,841 Warrants pursuant to the Warrant Agreement;

•
14,085,843 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), comprised of 13,567,803 Shares and 518,040 Shares issuable upon (i) conversion of 3,569 Series A Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 33,292 Warrants pursuant to the Warrant Agreement;

•
326,201 Shares beneficially owned directly by York Tactical Energy Fund, L.P., a Delaware limited partnership (“York Tactical”), which are issuable upon (i) the conversion of 1,994 shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred Shares”) pursuant to the Series B Preferred Shares Certificate of Designations, dated as of September 18, 2018, and (ii) the exercise of 60,334 Series B Warrants, pursuant to those certain Warrant Agreements, dated as of May 24, 2019 (the “Series B Warrant Agreements”), by and among the Issuer, York Tactical and York Tactical PIV-AN (as defined below);

•
562,299 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and, together with York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy and York Tactical, the “York Funds”), which are issuable upon (i) conversion of 3,991 Series B Preferred Shares pursuant to the Series B Certificate of Designations and (ii) the exercise of 30,166 Series B Warrants pursuant to the Series B Warrant Agreement.

The foregoing Share ownership amounts are as of November 6, 2020, and reflect such ownership following the completion of the transaction described in Item 4 of this Amendment No. 8.

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy, York Tactical, and York Tactical PIV-AN, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  Thanasi Skafidas is an Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

York Tactical Energy Holdings, LLC, a New York limited liability company (“York Tactical GP”) is the general partner of each of York Tactical and York Tactical PIV-AN.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of YGA, the York Funds, York European Holdings, York Credit Opportunities Domestic, Dinan Management, York Select Domestic Holdings and York Tactical GP is as follows:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of the York Funds is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select Strategy and the manager of one other private investment fund.

York European Holdings is a privately owned limited partnership in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.
York Tactical GP is a privately owned limited liability company in the principal business of acting as the general partner of each of York Tactical and York Tactical PIV-AN.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On November 6, 2020, York Capital made a distribution in kind, on a pro rata basis, for no additional consideration, of 3,535,717 Shares to a certain limited partner in accordance with the applicable terms of York Capital’s relevant fund agreements.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 8, as of November 6, 2020 are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of May November 6, 2020, following the completion of the transaction described in Item 4 of this Amendment No. 8.

(a)             (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,123,163 Shares in the aggregate, comprised of 54,337,479 Shares and 2,785,684 Shares issuable upon (i) the conversion of 13,070 Series A Preferred Shares, (ii) the exercise of 154,518 Series A Warrants, (iii) the conversion of 5,985 Series B Preferred Shares and (iv) the exercise of 90,500 Series B Warrants, which represents approximately 46.33% of the outstanding Shares (based on (i) 120,517,339 outstanding Shares outstanding at October 30, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Third Quarter 2020 10-Q”) filed with the SEC on November 4, 2020, plus (ii) 2,785,684 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, exercise of Series A Warrants, conversion of Series B Preferred Shares and exercise of Series B Warrants beneficially owned by YGA).

    (ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,057,717 Shares, comprised of 5,705,260 Shares and 352,457 Shares issuable upon (i) the conversion of 2,034 Series A Preferred Shares and (ii) the exercise of 28,724 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

    (iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

    (iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,200,184 Shares, comprised of 11,751,923 Shares and 448,261 Shares issuable upon (i) conversion of 3,088 Series A Preferred Shares and (ii) the exercise of 36,528 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

    (v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,110,400 Shares, comprised of 12,628,348 Shares and 482,052 Shares issuable upon (i) conversion of 3,321 Series A Preferred Shares and (ii) the exercise of 39,252 Series A Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

     (vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,619,097 Shares, comprised of 2,522,723 Shares and 96,374 Shares issuable upon (i) conversion of 664 Series A Preferred Shares and (ii) the exercise of 7,841 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

     (vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,085,843 Shares, comprised of 13,567,803 Shares and 518,040 Shares issuable upon (i) conversion of 3,569 Series A Preferred Shares and (ii) the exercise of 42,173 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

     (viii) York Tactical may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 326,201 Shares issuable upon (i) conversion of 1,994 Series B Preferred Shares and (ii) the exercise of 30,166 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

     (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 562,299 Shares issuable upon (i) conversion of 3,991 Series B Preferred Shares and (ii) the exercise of 60,334 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

     (x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

 (b)              (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,123,163 Shares in the aggregate, comprised of 54,337,479 Shares and 2,785,684 Shares issuable upon (i) the conversion of 13,070 Series A Preferred Shares, (ii) the exercise of 154,518 Series A Warrants, (iii) the conversion of 5,985 Series B Preferred Shares, and (iv) the exercise of 90,500 Series B Warrants, which represents approximately 46.33% of the outstanding Shares (based on (i) 120,517,339 outstanding Shares outstanding at October 30, 2020, as disclosed in the Third Quarter 2020 10-Q filed with the SEC on November 4, 2020, plus (ii) 2,785,684 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, exercise of Series A Warrants, conversion of Series B Preferred Shares and exercise of Series B Warrants beneficially owned by YGA)

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,057,717 Shares, comprised of 5,705,260 Shares and 352,457 Shares issuable upon (i) the conversion of 2,428 Series A Preferred Shares and (ii) the exercise of 28,724 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,057,717 Shares.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,200,184 Shares, comprised of 11,751,923 Shares and 448,261 Shares issuable upon (i) conversion of 3,088 Series A Preferred Shares and (ii) the exercise of 36,528 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,200,184 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,110,400 Shares, comprised of 12,628,348 Shares and 482,052 Shares issuable upon (i) conversion of 3,321 Series A Preferred Shares and (ii) the exercise of 39,252 Series A Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,110,400 Shares.

(vi) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,619,097 Shares, comprised of 2,522,723 Shares and 96,374 Shares issuable upon (i) conversion of 664 Series A Preferred Shares and (ii) the exercise of 7,841 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,619,097 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,085,843 Shares, comprised of 13,567,803 Shares and 518,040 Shares issuable upon (i) conversion of 3,569 Series A Preferred Shares and (ii) the exercise of 42,173 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,085,843 Shares.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 326,201 Shares issuable upon (i) conversion of 1,994 Series B Preferred Shares and (ii) the exercise of 60,334 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 326,201 Shares.

(ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 562,299 Shares issuable upon (i) conversion of 3,991 Series B Preferred Shares and (ii) the exercise of 30,166 Series B Warrants. As the general partner of York Tactical PIV-AN, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 562,299 Shares.

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

 (c)  Neither the Reporting Person nor, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in the last 60 days except as disclosed in Item 4 of this Amendment No. 8 and except that the Issuer issued in-kind dividends in accordance with the Series A Certificate of Designations or the Series B Certificate of Designations, as applicable, on October 15, 2020, in respect of the quarter-ended September 30, 2020, as follows: 139 Series A Preferred Shares to York Capital; 178 Series A Preferred Shares to York Credit Opportunities; 191 Series A Preferred Shares to York Credit Opportunities Master; 38 Series A Preferred Shares to York European Fund; 195 Series A Preferred Shares to York Multi-Strategy; 114 Series B Preferred Shares to York Tactical; and 229 Series B Preferred Shares to York Tactical PIV-AN.

 (d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

 (e)  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2020

York Capital Management Global Advisors, LLC

	By:	/s/ Richard P. Swanson
		Name:	Richard P. Swanson
		Title:	Chief Legal Officer

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA
William Vrattos	Co-Chief Investment Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA
John Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA